EXHIBIT 2a.1

DESCRIPTION OF SECURITIES

REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

As of December 31, 2019, Taiwan Semiconductor Manufacturing Company Limited (“TSMC”, the “Company”, “we”, “us” and “our”) had (i) common shares and (ii) American Depositary Shares (the “ADSs”) registered pursuant to Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The common shares are not for trading and registered only in connection with the registration of the ADSs representing such common shares, pursuant to the requirement of the U.S. Securities and Exchange Commission (the “SEC”). Section headings referenced herein are to those set forth in this annual report on Form 20-F.

A. Description of Common Shares

The following description of our common shares is a summary and does not purport to be complete. This summary is subject to and qualified in its entirety by reference to our Articles of Incorporation, the R.O.C. Company Act, the R.O.C. Securities and Exchange Law and the regulations promulgated thereunder, each as amended from time to time. See also “Item 10. Additional Information – Description of Common Shares”.

Title and Class

Our authorized share capital is NT$280,500,000,000, divided into 28,050,000,000 common shares (par value NT$10.00 each). See “Item 10. Additional Information – Description of Common Shares – General”.

Dividend Rights

See “Item 10. Additional Information – Description of Common Shares – Dividends and Distributions”.

Redemption of Shares

See “Item 10. Additional Information – Description of Common Shares – Acquisition of Common Shares by Us”.

Voting Rights

See “Item 10. Additional Information – Description of Common Shares – Voting Rights”.

Liquidation Rights

See “Item 10. Additional Information – Description of Common Shares – Liquidation Rights”.

Preemption Rights

See “Item 10. Additional Information – Description of Common Shares – Preemptive Rights and Issues of Additional Common Shares”.

Limitations on the Rights to Own Shares

See “Item 10. Additional Information – Foreign Investment in the R.O.C.”.

Provisions Affecting Any Change of Control

See “Item 10. Additional Information – Description of Common Shares – Other Rights of Shareholders” relating to appraisal rights under the R.O.C. Company Act and other shareholder rights.

Transfer Restrictions

See “Item 10. Additional Information – Description of Common Shares – Transaction Restrictions”.

Amendments to Shareholder Rights

See “Item 10. Additional Information – Description of Common Shares – Voting Rights”.

B. Description of the ADSs

The following description of our ADSs is a summary and does not purport to be complete. This summary is subject to and qualified in its entirety by reference to our registration statement on Form F-6, filed with the SEC on November 16, 2007, including any exhibits thereto. In the following description, references to “you” are to the person registered with the Depositary (as defined below).

General

We have appointed Citibank, N.A. (the “Depositary”) as the depositary bank for our ADSs pursuant to the Deposit Agreement, entered into among us, the Depositary and the holders and owners of beneficial interests in our ADSs (the “Deposit Agreement’). The Depositary’s offices are located at 388 Greenwich Street, 14th Floor, New York, New York 10013. The Depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A. Taipei Branch, located at B1, No. 16, Nanking E. Road, Section 4, Taipei, Taiwan, R.O.C.

Each ADS represents ownership of five common shares on deposit with the custodian. The ADSs are normally evidenced by certificates that are commonly known as American Depositary Receipts (“ADRs”). If you become an owner of ADSs, you will become a party to the Deposit Agreement and therefore will be bound to its terms and to the terms of the ADR that represents your ADSs. As a holder of ADSs, you appoint the Depositary to act on your behalf in certain circumstances.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name or through a brokerage or safekeeping account. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as an ADS owner. Please consult with your broker or bank to determine what those procedures are. This summary description assumes you have opted to own the ADSs directly by means of an ADR registered in your name and, as such, we will refer to you as the “holder”. When we refer to “you”, we assume the reader owns ADSs or will own ADSs at the relevant time.

Voting Rights and Procedures

You may direct the exercise of voting rights with respect to the common shares represented by the ADSs only in accordance with the provisions of the Deposit Agreement and applicable R.O.C. law.

Except as described below, you will not be able to exercise the voting rights attaching to the common shares represented by your ADSs on an individual basis. According to the Deposit Agreement, the voting rights attaching to the common shares represented by ADSs must be exercised as to all matters subject to a vote of shareholders by the Depositary or its nominee, who represents all holders of ADSs, collectively in the same manner, except in the case of an election of directors, if such election is done by means of cumulative voting. Directors are elected by cumulative voting unless our Articles of Incorporation stipulate otherwise.

We will provide the Depositary with copies (including English translations) of notices of meetings of our shareholders and the agenda of these meetings, including an indication of the number of directors to be elected if an election of directors is to be held at the meeting. The Depositary has agreed to request and we will, therefore, also provide a list of the candidates who have expressed their intention to run for an election of directors. The Depositary will mail these materials, together with a voting instruction form to holders as soon as practicable after the Depositary receives the materials from us. In order to validly exercise its voting rights, the holder of ADSs must complete, sign and return to the Depositary the voting instruction form by a date specified by the Depositary.

Subject to the provisions described in the second paragraph of this subsection, which will apply to the election of directors done by means of cumulative voting, if persons together holding at least 51% of the ADSs outstanding at the relevant record date instruct the Depositary to vote in the same manner in respect of one or more resolutions to be proposed at the meeting (other than the election of directors), the Depositary will notify the instructions to the chairman of our board of directors or a person the chairman may designate. The Depositary will appoint the chairman or designated person to serve as the voting representative of the Depositary or its nominee and the holders. The voting representative will attend such meeting and vote all the common shares represented by ADSs to be voted in the manner so instructed by such holders in relation to such resolution or resolutions.

If, for any reason, the Depositary has not by the date specified by it, received instructions from persons together holding at least 51% of all the ADSs outstanding at the relevant record date to vote in the same manner in respect of any resolution specified in the agenda for the meeting (other than the election of directors done by means of cumulative voting), then the holders will be deemed to have instructed the Depositary or its nominee to authorize and appoint the voting representative as the representative of the Depositary and the holders to attend such meeting and vote all the common shares represented by all ADSs as the voting representative deems appropriate with respect to such resolution or resolutions, which may not be in your interests; provided, however, that the Depositary or its nominee will not give any such authorization and appointment unless it has received an opinion of R.O.C. counsel addressed to the Depositary and in form and substance satisfactory to the Depositary, at its sole expense, to the effect that, under R.O.C. law (i) the Deposit Agreement is valid, binding and enforceable against us and the holders and (ii) the Depositary will not be deemed to be authorized to exercise any discretion when voting in accordance with the Deposit Agreement and will not be subject to any potential liability for losses arising from such voting. We and the Depositary will take such actions, including amendment of the provisions of the Deposit Agreement relating to voting of common shares, as we deem appropriate to endeavor to provide for the exercise of voting rights attached to the common shares at shareholders’ meetings in a manner consistent with applicable R.O.C. law.

The Depositary will notify the voting representative of the instructions for the election of directors received from holders and appoint the voting representative as the representative of the Depositary and the owners to attend such meeting and vote the common shares represented by ADSs as to which the Depositary has received instructions from holders for the election of directors, subject to any restrictions imposed by R.O.C. law and our Articles of Incorporation. Holders who by the date specified by the Depositary have not delivered instructions to the Depositary will be deemed to have instructed the Depositary to authorize and appoint the voting representative as the representative of the Depositary or its nominee and the holders to attend such meeting and vote all the common shares represented by ADSs as to which the Depositary has not received instructions from the holders for the election of directors as the voting representative deems appropriate, which may not be in your best interests. Candidates standing for election as representatives of a shareholder may be replaced by such shareholder prior to the meeting of the shareholders, and the votes cast by the holders for such candidates shall be counted as votes for their replacements.

By accepting and continuing to hold ADSs or any interest therein, you will be deemed to have agreed to the voting provisions set forth in the Deposit Agreement, as such provisions may be amended from time to time to comply with applicable R.O.C. law.

There can be no assurance that you will receive notice of shareholders’ meetings sufficiently prior to the date established by the Depositary for receipt of instructions to enable you to give voting instructions before the cutoff date.

Moreover, in accordance with the Deposit Agreement, holders that individually or together with other holders hold at least 51% of the ADSs outstanding at the relevant record date are entitled to submit each year one written proposal for voting at the general meeting of shareholders; provided, that (i) such proposal is in Chinese language and does not exceed 300 Chinese characters, (ii) such proposal is submitted to the Depositary at least two business days prior to the expiry of the relevant submission period, which shall be publicly announced by us each year in a report on Form 6-K submitted to SEC prior to the commencement of the 60 days closed period for general meetings of shareholders, (iii) such proposal is accompanied by a written certificate to the Depositary, in the form required by the depository bank, certifying that such proposal is being submitted by holders that individually or together with other holders hold at least 51% of the ADSs outstanding at the date of the submission and, if the date of the submission is on or after the relevant record date, also certifying that the holders who submitted the proposal held at least 51% of the ADSs outstanding as of the relevant record date, (iv) if the date of the submission is prior to the relevant record date, the holders who submitted the proposal must also provide, within five business days after the relevant record date, a second written certificate to the Depositary, in the form required by the Depositary, certifying that the holders who submitted the proposal continued to hold at least 51% of the ADSs outstanding at the relevant record date, (v) such proposal is accompanied by a joint and several irrevocable undertaking of all submitting holders to pay all fees and expenses incurred in relation to the submission (including the costs and expenses of the Depositary or its agent to attend the general meeting of the shareholders) as such fees and expenses may be reasonably determined and documented by the Depositary or us, and (vi) such proposal shall only be voted upon at the general meeting of shareholders if such proposal is accepted by our board of directors as eligible in accordance with applicable law for consideration at a shareholders meeting.

Dividends and Distributions

As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations, legal limitations and the terms of the Deposit Agreement. Holders will receive such distributions under the terms of the Deposit Agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash. Whenever we make a cash distribution for the securities on deposit with the custodian, the Depositary will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders subject to any restrictions imposed by applicable laws and regulations.

The conversion into U.S. dollars will take place only if practicable and only if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the Deposit Agreement.

Distributions of Shares. Subject to applicable laws, whenever we declare a dividend in or make a free distribution of common shares for the securities on deposit with the custodian, the Depositary may, and will upon our request, distribute to holders new ADSs representing the common shares deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution. If additional ADSs are not distributed, the ADS-to-common share ratio will be modified subject to applicable R.O.C. law, in which case each ADS you hold will represent rights and interests in the additional common shares so deposited.

The distribution of new ADSs or the modification of the ADS-to-common share ratio upon a distribution of common shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the Deposit Agreement. In order to pay such taxes or governmental charges, the Depositary may sell all or a portion of the new common shares so distributed.

No such distribution of new ADSs or modification of the ADS-to-common share ratio will be made if it would violate a law (i.e., U.S. securities laws). If the Depositary does not distribute new ADSs or modify the ADS-to-common share ratio as described above, it is expected to use its best efforts to sell the common shares received and would distribute the proceeds of the sales as in the case of a distribution in cash.

Distributions of Rights. Subject to applicable laws, whenever we distribute rights to purchase additional common shares, we will assist the Depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The Depositary will establish procedures to distribute rights to purchase additional ADSs to holders if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the Deposit Agreement (including opinions to address the legality of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights.

In circumstances in which rights would not otherwise be distributed, if you request the distribution of warrants or other instruments in order to exercise the rights allocable to your ADSs, the Depositary will make such rights available to you as allowed by applicable law upon written notice from us. Our notice to the Depositary must indicate that:

•	we have elected in our sole discretion to permit the rights to be exercised; and

•	you have executed such documents as we have determined in our sole discretion are reasonably required under applicable law.

The Depositary may sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be allocated to the account of the holders otherwise entitled to the rights. If the Depositary is unable to sell the rights, it will allow the rights to lapse.

Other Distributions. Subject to applicable laws, whenever we distribute property other than cash, common shares or rights in respect of the deposited securities, the Depositary will determine whether such distribution to holders is feasible. If it is feasible to distribute such property to you, the Depositary will distribute the property to the holders in a manner it deems practicable. If the Depositary considers such distribution not to be feasible, it may sell all or a portion of the property received. The proceeds of such a sale will be distributed to holders as in the case of a distribution in cash.

Any distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the Deposit Agreement.

Transmittal of Notices, Reports and Communications

The Depositary will make available for inspection by holders at its principal office any reports and communications received from us which are both (a) received by the Depositary as representative of the holder of record of the deposited securities, and (b) made generally available to the holders of such deposited securities by us. The Depositary will also promptly provide or make available to the holders copies of such reports and communications when furnished by us pursuant to the Deposit Agreement. In addition, we are subject to the periodic reporting requirements of the Exchange Act and, accordingly, file certain reports with the SEC. Such reports and documents can be retrieved from the SEC’s website (www.sec.gov).

Issuance of ADSs upon Deposit of Common Shares

Under current R.O.C. law, no deposit of common shares may be made into the depositary facility, and no ADSs may be issued against such deposits, without specific approval by the R.O.C. Financial Supervisory Commission, except in connection with (i) dividends on or free distributions of common shares, (ii) the exercise by holders of existing ADSs of their pre-emptive rights in connection with rights offerings or (iii) if permitted under the Deposit Agreement and the custodian agreement, the deposit of common shares purchased by any person directly or through the Depositary on the Taiwan Stock Exchange or the Taipei Exchange (formerly the Gre Tai Securities Market) (as applicable) or held by such person for deposit in the depositary facility; provided that the total number of ADSs outstanding after an issuance described in clause (iii) above does not exceed the number of issued ADSs previously approved by the R.O.C. Financial Supervisory Commission (plus any ADSs created pursuant to clauses (i) and (ii) above) and subject to any adjustment in the number of common shares represented by each ADS. Under current R.O.C. law, issuances under clause (iii) above will be permitted only to the extent that previously issued ADSs have been cancelled and the underlying shares have been withdrawn from the ADR facility. The Depositary will refuse to accept common shares for deposit pursuant to clause (iii) unless it receives satisfactory legal opinions as described in the Deposit Agreement. In addition, the Depositary may, or if so directed by us, will, refuse to accept common shares for deposit whenever we have notified the Depositary that (i) there are outstanding common shares with rights, including rights to dividends, that are different from the common shares held by the Depositary, (ii) we have restricted the transfer of these common shares to comply with delivery, transfer or ownership restrictions referred to in the Deposit Agreement or under applicable law or otherwise or (iii) we have otherwise restricted the deposit of common shares pursuant to the Deposit Agreement.

The Depositary may create ADSs on your behalf if you or your broker deposits common shares with the custodian and meets the foregoing requirements. The Depositary will deliver these ADSs to the person you indicate only after you pay any applicable fees, charges and taxes payable for the transfer of the common shares to and the issuance and delivery of the ADSs by the Depositary or custodian.

The issuance of ADSs may be delayed until the Depositary or the custodian receives confirmation that all required approvals have been given and that the common shares have been duly transferred to the custodian. The Depositary will only issue ADSs in whole numbers.

When you make a deposit of common shares, you will be responsible for transferring good and valid title to the Depositary. As such, you will be deemed to represent and warrant that:

•	the common shares are duly and validly authorized, issued and outstanding, fully paid and non-assessable and free of any preemptive rights;

•	you are duly authorized to deposit the common shares; and

•	the common shares are not restricted securities and your deposit of common shares is not restricted by United States federal securities laws and does not violate the Deposit Agreement.

If any of the representations or warranties are incorrect in any way, we and the Depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Changes Affecting Common Shares

The common shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, consolidation or reclassification of such common shares, or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the common shares held on deposit. The Depositary may in such circumstances deliver new ADSs to you or call for the exchange of your existing ADSs for new ADSs. If the Depositary may not lawfully distribute such property to you, the Depositary may sell such property and distribute the net proceeds to you in cash.

Amendments and Termination

We may agree with the Depositary to modify the Deposit Agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would prejudice any of their substantial rights under the Deposit Agreement (except in very limited circumstances enumerated in the Deposit Agreement).

You will be bound by the modifications to the Deposit Agreement if you continue to hold your ADSs after the modifications to the Deposit Agreement become effective. The Deposit Agreement cannot be amended to prevent you from withdrawing the common shares represented by your ADSs (except to comply with applicable law).

We have the right to direct the Depositary to terminate the Deposit Agreement. Similarly, the Depositary may in certain circumstances on its own initiative terminate the Deposit Agreement. In either case, the Depositary must give notice to the holders at least 60 days before termination.

Upon termination, the following will occur under the Deposit Agreement:

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for a period of six months after termination, you will be able to request the cancellation of your ADSs and the withdrawal of the common shares represented by your ADSs and the delivery of all other property held by the Depositary in respect of those common shares on the same terms as prior to the termination. During this six-month period, the Depositary will continue to collect all distributions received on the common shares on deposit (i.e., dividends) but will not distribute any property to you until you request the cancellation of your ADSs; and

•

after the expiration of the six-month period, the Depositary may sell the securities held on deposit. The Depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the Depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding.

Rights to Inspect the Books of the Depositary and the List of Holders

The Depositary will maintain ADS holder records at its depositary office. You may inspect such records at that office during regular business hours, but solely for the purpose of communicating with other holders in the interest of our business or matters relating to the ADSs and the Deposit Agreement.

The Depositary will maintain in The City of New York facilities to record and process the execution and delivery, registration, registration of transfers and surrender of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Withdrawal of Common Shares Upon Cancellation of ADSs

You may withdraw and hold the common shares represented by your ADSs unless you are a citizen of the PRC, or an entity organized under the laws of the PRC or request the Depositary to sell the common shares represented by your ADSs. If you are a non-R.O.C. person and elect to withdraw common shares and hold the withdrawn common shares, you will be required to appoint a tax guarantor as well as an agent and a custodian in the R.O.C.

In order to withdraw the common shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the common shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once cancelled, the ADSs will not have any rights under the Deposit Agreement.

If you hold any ADSs registered in your name, the Depositary may ask you to provide proof of citizenship, residence, tax payer status, exchange control approval, payment of taxes and other governmental charges, compliance with applicable laws and regulations and certain other documents as the Depositary may deem appropriate before it will effect any withdrawal of the common shares represented by such ADS. The withdrawal of the common shares represented by your ADSs may be delayed until the Depositary receives satisfactory evidence of compliance with all applicable laws and regulations. If the common shares are withdrawn to or for the account of any person other than the person receiving the proceeds from the sale of ADSs, such evidence may include the disclosure of:

•	your name;

•	the name and nationality (and the identity number, if such person is an R.O.C. citizen) of any person in whose name the common shares you are withdrawing will be registered;

•	the number of common shares such person will receive upon such withdrawal;

•	the aggregate number of common shares such person has received upon all withdrawals since the establishment of the depositary facility; and

•	any other information that we or the Depositary may deem necessary or desirable to comply with any R.O.C. disclosure or reporting requirements.

The Depositary will only accept ADSs for cancellation that represent a whole number of common shares on deposit. If you surrender a number of ADSs for withdrawal representing other than a whole number of common shares the Depositary will either return the number of ADSs representing any remaining fractional common shares or sell the common shares represented by the ADSs you surrendered and remit the net proceeds of that sale to you as in the case of a distribution in cash.

You will have the right to withdraw the securities represented by your ADSs at any time subject to the requirements listed above and:

•

temporary delays that may arise because (i) the transfer books for the shares or ADSs are closed, or (ii) common shares are immobilized on account of a shareholders’ meeting, a payment of dividends or rights offering;

•	obligations to pay fees, taxes and similar charges; and

•	restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The Deposit Agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Pre-Release Transactions

The Depositary may, to the extent permitted by applicable laws and regulations, issue ADSs before receiving a deposit of common shares. These transactions are commonly referred to as “pre-release transactions”. The Deposit Agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The Depositary may retain the compensation received from the pre-release transactions.

Limitations on Obligations and Liabilities

The Deposit Agreement is governed by New York law. However, our obligations to the holders of common shares will continue to be governed by the laws of the R.O.C., which may be different from the laws in the United States. The Deposit Agreement limits our obligations and the Depositary’s obligations to you. Please note the following:

•	We and the Depositary are obligated only to take the actions specifically stated in the depositary agreement without negligence and in good faith.

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The Depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the Deposit Agreement.

•	The Depositary disclaims any liability to monitor or enforce our obligations under the Deposit Agreement, including our obligation to replace the certificate of payment in respect of common shares.

•	We and the Depositary will not be obligated to perform any act that is not set forth in the Deposit Agreement.

•

We and the Depositary disclaim any liability if we are prevented or forbidden from acting on account of any law or regulation, any provision of our Articles of Incorporation, any provision of any securities on deposit or by reason of any act of God or war or other circumstances beyond our control.

•	We and the Depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the Deposit Agreement.

•

We and the Depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting common shares for deposit, any holder of ADSs or authorized representative thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•

We and the Depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of common shares but is not, under the terms of the Deposit Agreement, made available to that holder.

•	We and the Depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.